Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES SECOND QUARTER 2020 RESULTS

Celaya, Guanajuato, Mexico – July 27th, 2020

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter (“2Q20”) and first half (“1H20”) 2020 ended on June 30, 2020. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2020

•	Net sales decreased 2.7% in 2Q20 and increased 3.1% in 1H20
•	EBITDA margin was 2.7% for 2Q20 and 4.3% for the 1H20
•	SG&A as percentage of net sales was 9.5% and 9.8% for 2Q20 and 1H20 respectively.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “During the 2Q20 we faced unprecedented challenges in our operations in Mexico and U.S. due to COVID-19 pandemic. Confinement measures established in both countries, and the slowdown in economic growth, caused contractions in demand in our both markets and particularly in our food service channel.

This slowdown in demand created oversupply conditions which put pressure in prices of our main business lines, resulting in an atypical 2Q.

On the other hand, Mexican peso depreciated respect to the U.S dollar, more than 20% quarter over quarter, this had a negative impact in our cost of sales despite the good levels on prices of our main raw materials.

Regarding our operations, as part of an essential sector both in Mexico and the U.S, we managed to quickly implement safety measures in all our facilities and distribution network which allowed us to keep our commitments with our customers and final consumers.

We are aware that negative economic effects due to the pandemic not only impacted industries in general, but also affected our communities.

Bachoco has been known for being close to our society in difficult times and this pandemic was not the exception. During the months of April and May, in coordination with local authorities, we implemented two programs to help those in need: “Caldito de Apoyo” and “Apoyo de Corazon”.

With “Caldito de Apoyo” we set up a food truck to deliver 1,500 plates of chicken soup every day for 2 weeks outside 15 hospitals around Mexico City and, in a second phase, we expanded our chicken soup delivery to 29 more hospitals in the states of Morelos, Puebla, and Nuevo Leon.

With “Apoyo de Corazon”, national wide through our Business Units, we donated to private and government institutions more than 268,000 kilograms of chicken to be distributed to communities affected by the pandemic reaching more than 219,000 people.

Despite the challenging conditions of this quarter, we ended with a net cash position of $15,223 million, and the fundamentals of our company remain in place.

It is hard to predict what the challenges will be for the rest of the year, however, we are confident that with the effort and commitment of our team members and our financial discipline will allow us to face the uncertainties to come.”

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2019.

By the end of 2Q20 Mexican authorities gave us the approval to move forward with the business arrangement with Sonora Agropecuaria (SASA), a swine processor and distributor. Therefore, our balance sheet figures of June 2020 include the integration of SASA. Income Statement will be integrated in 3Q20.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Net Sales	16,431.9	16,884.1	(452.2)	(2.7)
Net sales in Mexico	11,339.9	12,537.4	(1,197.5)	(9.6)
Net sales in the U.S.	5,092.0	4,346.7	745.3	17.1

NET SALES BY SEGMENT
In millions of pesos	2Q20	2Q19	Change
	$	$	$	$
Net Sales	16,431.9	16,884.1	(452.2)	(2.7)
Poultry	14,796.3	15,259.2	(462.9)	(3.0)
Other	1,635.6	1,624.9	10.7	0.7

NET VOLUME SOLD BY SEGMENT

In tons			Change
	2Q20	2Q19	Volume	%
Total sales volume:	554,677	575,729	(21,052.7)	(3.7)
Poultry	433,484	436,570	(3,085.8)	(0.7)
Others	121,192	139,159	(17,966.9)	(12.9)

The Company’s 2Q20 net sales totaled $16,431.9 million; $452.2 million or 2.7% less than the $16,884.1 million reported in 2Q19. The decrease was mainly a result of lower prices in poultry.

In 2Q20, sales of our U.S. operations represented 31.0% of our total sales compared to 25.7% in 2Q19.

GROSS PROFIT
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Cost of sales	14,574.5	13,164.5	1,410.0	10.7
Gross profit	1,857.4	3,719.6	(1,862.2)	(50.1)
Gross margin	11.3%	22.0%	-	-

In 2Q20, cost of sales was $14,574.5 million; $1,410.0 million or 10.7% higher than the $13,164.5 million reported in 2Q19. This increase was due to higher unit cost mainly driven by the depreciation of more than 20% of the Mexican peso vs the U.S. dollar.

The Company´s gross profit in 2Q20 was $1,857.4 million, 50.1% lower than the gross profit of $3,719.6 million in 2Q19, with a gross margin of 11.3% for 2Q20 vs 22.0% in 2Q19. This is a result of lower prices in poultry and higher unit cost in our main business lines.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Total SG&A	1,567.0	1,550.8	16.2	1.0

Total SG&A expenses in 2Q20 were $1,567.0 million; $16.2 million higher than the $1,550.8 million reported in 2Q19. Total SG&A expenses as a percentage of net sales represented 9.5% in 2Q20 and 9.2% in 2Q19. The increase was mainly driven by some additional expenses in health and security equipment related to COVID-19.

other income (expense), net
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Other income (expense), net	(207.5)	(5.0)	(202.5)	4,031.3

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q20, we recorded other expenses of $207.5 million, compared with other expenses of $5.0 million reported in 2Q19.

OPERATING INCOME
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Operating income	82.8	2,163.8	(2,080.9)	(96.2)
Operating margin	0.5%	12.8%	-	-

Operating income in 2Q20 totaled $82.8 million; $2,080.9 million lower than $2,163.8 million reported in 2Q19. This represents an operating margin of 0.5% for 2Q20, lower when compared to the same period of 2019. The decrease in operating income is mainly attributed to lower poultry prices, higher cost of sales and higher other expenses in 2Q20.

NET FINANCIAL INCOME
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Net Financial Income	(122.3)	91.6	(213.8)	(233.6)
Financial Income	(42.3)	184.4	(226.7)	(122.9)
Financial Expense	80.0	92.8	(12.8)	(13.8)

In 2Q20, the Company reported net financial expenses of $122.3 million, compared to the net financial income of $91.6 million reported in the same period of 2019. The decrease is mainly attributed to lower exchange rate gains, as the peso appreciated in 2Q20 when compared to 1Q20.

TAXES FOR THE PERIOD
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Total Taxes	(11.2)	663.4	(674.6)	(101.7)
Income tax	(407.6)	652.2	(1,059.9)	(162.5)
Deferred income tax	396.4	11.2	385.2	3,439.6

Total taxes for the 2Q20 were $674.6 million lower when compared with total taxes of $663.41 million in the same period of 2019. This was a result of negative income before taxes reported in 2Q20.

NET INCOME
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Net income	(28.2)	1,591.9	(1,620.1)	(101.8)
Net margin	(0.2)%	9.4%	-	-
Basic and diluted earnings per share[1]	(0.06)	2.65	(2.7)	n/a
Basic and diluted earnings per ADR[2]	(0.70)	31.78	(32.5)	n/a
Weighted average Shares outstanding[3]	599,787	600,000	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

For the 2Q20 we had negative Net income of $28.2 million, representing a negative basic and diluted income per share of $(0.06), compared with a net income of $1,591.9 million, which represented $2.65 pesos of net income per share in 2Q19. This decrease was mainly attributed to lower operating results. Net margin in 2Q20 was a negative 0.2% compared to a positive 9.4% reported in 2Q19.

EBITDA
In millions of pesos	2Q20	2Q19	Change
	$	$	$	%
Net income	(34.8)	1,588.8	(1,623.6)	(102.2)
Income tax expense (benefit)	(11.2)	663.4	(674.6)	(101.7)
Result in associates	6.6	3.1	3.5	115.5

Net finance (income) expense	122.3	(91.6)	213.8	(233.6)
Depreciation and amortization	354.8	319.6	35.2	11.0
EBITDA	437.6	2,483.3	(2,045.7)	(82.4)
EBITDA Margin (%)	2.7%	14.7%	-	-
Net revenues	16,431.9	16,884.1	(452.2)	(2.7)

EBITDA in 2Q20 reached $437.6 million representing an EBITDA margin of 2.7%, compared to an EBITDA of $2,483.3 million in 2Q19, with an EBITDA margin of 14.7%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H20	1H19	Change
	$	$	$	%
Net Sales	32,170.3	31,207.7	962.6	3.1
Net sales in Mexico	22,407.5	22,834.0	(426.5)	(1.9)
Net sales in the U.S.	9,762.8	8,373.8	1,389.1	16.6

NET SALES BY SEGMENT
In millions of pesos	1H20	1H19	Change
	$	$	$	%
Net Sales	32,170.3	31,207.7	962.6	3.1
Poultry	28,959.1	28,112.0	847.1	3.0
Other	3,211.2	3,095.7	115.5	3.7

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	1H20	1H19	Volume	%
Total sales volume:	1,142,694	1,128,905	13,789.9	1.2
Poultry	890,651	862,315	28,336.2	3.3
Others	252,043	266,589	(14,546.2)	(5.5)

During the first half of 2020, net sales totaled $32,170.3 million; $962.6 million or 3.1% more than $31,207.7 million reported in the same period of 2019. The increase in sales is mainly attributable to higher prices and volume sold when compared to the first half of 2019.

In 1H20, sales of our U.S. operations represented 30.3% of our total sales, compared with 26.8% in 1H19.

OPERATING RESULTS
In millions of pesos	1H20	1H19	Change
	$	$	$	%
Cost of Sales	28,131.8	25,680.2	2,451.6	9.5
Gross Profit	4,038.5	5,527.5	(1,489.0)	(26.9)
Total SG&A	3,139.7	3,025.2	114.5	3.8
Other Income (expense)	(212.0)	(3.4)	(208.6)	6,130.2
Operating Income	686.8	2,498.9	(1,812.1)	(72.5)
Net Financial Income	2,304.2	167.6	2,136.7	1,275.1
Income Tax	849.1	772.1	77.0	10.0
Net Income	2,141.9	1,894.4	247.5	13.1

In 1H20, the cost of sales totaled $28,131.8 million; $2,451.6 million or 9.5% higher than $25,680.2 million reported in 1H19. The increase in cost of sales is mainly attributed to higher unit cost particularly driven of the depreciation of the Mexican peso of around 13% vs the U.S. dollar.

As a result, we reached a gross profit of $4,038.5 million and a gross margin of 12.6% in 1H20, when compared to $5,527.5 million of gross profit and margin of 17.7% reached in the same period of 2019.

Total SG&A expenses in 1H20 were $3,139.7 million; $114.5 million or 3.8% more than the $3,025.2 million reported in 1H19. In 1H20 total SG&A expenses as a percentage of net sales represented 9.8% compared with 9.7% in 1H19.

In 1H20 we had other expenses of $212.0 million, compared with other expenses of $3.4 million reported in 1H19.

Operating income in 1H20 was $686.8 million, which represents an operating margin of 2.1%, a decrease of 72.5% from an operating income of $2,498.9 million and an operating margin of 8.0% in 1H19.

The net financial income in 1H20 was $2,304.2 million, higher when compared to a net financial income of $167.6 million in 1H19 mainly as a result of the Mexican peso depreciation year over year.

Total taxes were $849.1 million as of June 30, 2020. These taxes include $502.9 million of income tax and $346.2 million of deferred income taxes. This figure compares to total taxes of $772.1 million in 1H19.

All the above resulted in a net income of $2,141.9 million or 6.7% of net margin in the 1H20, which represents $3.55 pesos of earnings per share; while in the 1H19 the net income totaled $1,894.4 million, 6.1% of net margin and $3.15 pesos of net income per share.

EBITDA
In millions of pesos	1H20	1H19	Change
	$	$	$	%
Net controlling interest profit	2,131.8	1,887.6	244.2	12.9
Income tax expense (benefit)	849.1	772.1	77.0	10.0
Result in associates	10.1	6.8	3.3	48.1
Net finance (income) expense	(2,304.2)	(167.6)	(2,136.7)	1,275.1
Depreciation and amortization	698.1	639.3	58.8	9.2
EBITDA	1,384.9	3,138.2	(1,753.3)	(55.9)
EBITDA Margin (%)	4.3%	10.1%	-	-
Net revenues	32,170.3	31,207.7	962.6	3.1

EBITDA in 1H20 reached $1,384.9 million, representing an EBITDA margin of 4.3%, compared to an EBITDA of $3,138.2 million in 1H19, with a margin of 10.1%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2020	Dec. 31st, 2019	Change
	$	$	$	%
TOTAL ASSETS	58,387.5	55,702.5	2,685.0	4.8
Cash and cash equivalents	17,817.6	19,182.9	(1,365.3)	(7.1)
Accounts receivable	4,675.1	3,880.8	794.3	20.5
TOTAL LIABILITIES	15,417.0	15,442.2	(25.1)	(0.2)
Accounts payable	5,390.7	5,235.5	155.2	3.0
Short-term debt	1,107.6	3,440.4	(2,332.8)	(67.8)
Long-term debt	1,487.1	1,488.2	(1.1)	(0.1)
TOTAL STOCKHOLDERS’ EQUITY	42,970.5	40,260.3	2,710.2	6.7
Capital stock	1,174.3	1,174.3	(0.1)	(0.0)

Cash and equivalents as of June 30, 2020 totaled $17,817.6 million vs $19,182.9 million as of December 31, 2019.

Total debt as of June 30, 2020 was $2,594.7 million, compared to $4,928.6 million reported as of December 31, 2019, mainly as a result of payments made in our short-term bank debt.

Net cash as of June 30, 2020 was $15,222.9 million, compared to net cash of $14,254.3 million as of December 31, 2019.

CAPITAL EXPENDITURES
In millions of pesos	1H20	1H19	Change
	$	$	$	%
Capital Expenditures	992.4	824.6	167.9	20.4

Total CAPEX for the 1H20 was $992.4 million and $824.6 million in 1H19, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of June 30, 2020
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$40,248

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
June	69.75	65.32	67.08	39.01	34.70	35.17
May	69.93	66.18	67.87	36.94	32.85	36.64
April	69.93	60.81	69.93	35.09	29.80	34.88
March	71.07	58.76	67.48	44.14	28.67	34.00
February	75.83	68.57	71.07	48.87	42.67	43.04
January	82.40	75.01	75.82	52.70	47.78	48.34

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $22.96 per USD $1.0, which corresponds to the rate at the close of June 30, 2020, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	June 30,	December 31,
In million pesos	2020	2020	2019*
TOTAL ASSETS	$2,543.0	58,387.5	55,702.5

Total current assets	1,413.6	32,456.1	31,097.2
Cash and cash equivalents	776.0	17,817.6	19,182.9
Total accounts receivable	203.6	4,675.1	3,880.8
Inventories	378.3	8,684.8	6,753.4
Other current assets	55.7	1,278.6	1,280.1

Total non current assets	1,129.4	25,931.4	24,605.2
Net property, plant and equipment	837.9	19,237.0	18,556.6
Other non current Assets	291.6	6,694.4	6,048.6

TOTAL LIABILITIES	$671.5	15,417.0	15,442.2

Total current liabilities	361.8	8,306.7	8,908.1
Notes payable to banks	48.2	1,107.6	3,440.4
Accounts payable	234.8	5,390.7	5,235.5
Other taxes payable and other accruals	78.8	1,808.4	232.2

Total long-term liabilities	309.7	7,110.3	6,534.0
Long-term debt	64.8	1,487.1	1,488.2
Other non current liabilities	51.2	1,176.2	1,141.3
Deferred income taxes	193.7	4,447.0	3,904.5

TOTAL STOCKHOLDERS' EQUITY	$1,871.5	42,970.5	40,260.3

Capital stock	51.1	1,174.3	1,174.3
Commission in shares issued	18.1	414.5	414.5
Retained earnings	1,710.4	39,270.0	37,732.9
Others accounts	80.5	1,847.5	858.2
Non controlling interest	11.5	264.2	80.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,543.0	58,387.5	55,702.5

*Audited

CONSOLIDATED STATEMENT OF INCOME

Second Quarter Results, ended June 30th:

-Unaudited-

	U.S. Dollar
In millions pesos	2020		2020	2019*
Net sales		$715.7	16,431.9	16,884.1
Cost of sales		634.8	14,574.5	13,164.5
Gross profit		80.9	1,857.4	3,719.6
SG&A		68.3	1,567.0	1,550.8
Other income (expenses), net		(9.0)	(207.5)	(5.0)
Operating income		3.6	82.8	2,163.8
Net finance income		(5.3)	(122.3)	91.6
Income tax		(0.5)	(11.2)	663.4
Net Income	-$	1.2	(28.2)	1,591.9

Non-controlling interest		0.29	6.6	3.1
Net controlling interest profit		(1.52)	(34.8)	1,588.8
Basic and diluted earnings per share		(0.00)	(0.06)	2.65
Basic and diluted earnings per ADR		(0.03)	(0.70)	31.78
Weighted average Shares outstanding1		599,787	599,787	600,000

EBITDA Result		$19.1	437.6	2,483.3

Gross margin		11.3%	11.3%	22.0%
Operating margin		0.5%	0.5%	12.8%
Net margin		-0.2%	-0.2%	9.4%
EBITDA margin		2.7%	2.7%	14.7%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF INCOME

Accumulated results, for the six months ended  June 30.

-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019*
Net sales	$1,401.1	32,170.3	31,207.7
Cost of sales	1,225.3	28,131.8	25,680.2
Gross profit	175.9	4,038.5	5,527.5
Selling, general and administrative expenses	136.7	3,139.7	3,025.2
Other income (expenses), net	(9.2)	(212.0)	(3.4)
Operating income	29.9	686.8	2,498.9
Net finance income	100.4	2,304.2	167.6
Income tax	37.0	849.1	772.1
Net income	$93.3	2,141.9	1,894.4

Non-controlling interest	0.4	10.1	6.8
Net controlling interest profit	92.8	2,131.8	1,887.6
Basic and diluted earnings per share	0.15	3.55	3.15
Basic and diluted earnings per ADR	1.86	42.6	37.75
Weighted average Shares outstanding1	599,815	599,815	599,960

EBITDA Result	$60.3	1,384.9	3,138.2

Gross margin	12.6%	12.6%	17.7%
Operating margin	2.1%	2.1%	8.0%
Net margin	6.6%	6.7%	6.1%
EBITDA margin	4.3%	4.3%	10.1%

1 In thousands

* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos

-Unaudited-

	U.S. Dollar	June 30,
	2020	2020	2019*
NET MAJORITY INCOME BEFORE INCOME TAX	$130.3	2,991.0	2,666.5

ITEMS RELATING TO INVESTING ACTIVITIES:	30.8	706.8	269.4
Depreciation and others	38.1	875.4	639.3
Income (loss) on sale of plant and equipment	4.2	96.8	(23.1)
Other Items	(11.6)	(265.4)	(346.7)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	161.1	3,697.9	2,935.9
CASH GENERATED OR USED IN THE OPERATION:	(78.8)	(1,808.8)	(1,977.9)
Decrease (increase) in accounts receivable	(30.4)	(698.6)	(1,426.1)
Decrease (increase) in inventories	(87.0)	(1,998.0)	395.7
Increase (decrease) in accounts payable	60.0	1,377.3	(1,961.8)
Other Items	(21.3)	(489.6)	1,014.3

NET CASH FLOW FROM OPERATING ACTIVITIES	82.3	1,889.0	958.0

NET CASH FLOW FROM INVESTING ACTIVITIES	(26.0)	(596.7)	(188.6)
Acquisition of property, plant and equipment	(36.2)	(831.1)	(824.6)
Proceeds from sales of property plant and equipment	1.5	34.7	37.3
Other Items	8.7	199.7	598.7

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	56.3	1,292.3	769.4

Net cash provided by financing activities:	(117.0)	(2,686.5)	(706.5)
Proceeds from loans	107.1	2,459.7	3,478.6
Principal payments on loans	(224.7)	(5,159.1)	(3,424.2)
Dividends paid	(17.2)	(395.8)	(420.0)
Other items	17.8	408.7	(340.9)
Net increase (decrease) in cash and equivalents	(60.7)	(1,394.2)	62.9

Cash and investments at the beginning of year	$834.7	19,164.8	18,451.9
CASH AND INVESTMENTS AT END OF PERIOD	$774.0	17,770.6	18,514.8

*Audited

DERIVATIVES POSITION REPORT

Second Quarter 2020

Thousands of Mexican Pesos, as of June 30, 2020

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2020		1Q-2020		2Q-2020	1Q-2020
Forward Vanilla and KO Fwd	Hedge	$ 47,259	$ 22.96		$ 23.80		$ 25,897	$ 111,955	100% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 418,173	CORN		CORN		$ 2,944	-$ 33,818	83% in 2020 and 17% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Sep-20	$ 3.415	May-20	$ 3.408
			Dec-20	$ 3.505	Jul-20	$ 3.460
			Mar-21	$ 3.613	Sep-20	$ 3.498
			May-21	$ 3.675	Dec-20	$ 3.575
			Jul-21	$ 3.728	Mar-21	$ 3.685
			Sep-21	$ 3.668	May-21	$ 3.745
			Dec-21	$ 3.730	Jul-21	$ 3.775
					Dec-21	$ 3.775
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-20	$ 289.1	Jul-20	$ 318.9
			Sep-20	$ 291.4	Aug-20	$ 314.0
			Oct-20	$ 292.9	Jan-21	$ 305.4
			Dec-20	$ 295.9	Mar-21	$ 295.8
			Jan-21	$ 296.3	May-21	$ 293.0
			Mar-21	$ 295.3	Jul-21	$ 294.9
			May-21	$ 294.5	Aug-21	$ 295.0
			Aug-21	$ 297.3	Sep-21	$ 294.0
			Sep-21	$ 297.2	Oct-21	$ 291.7
			Oct-21	$ 296.1	Dec-21	$ 292.5
Options of Corn	Hedge	$ 131,020	CORN		CORN		$ 4,496	$ 1,912	60% in 2020 and 40% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Sep-20	$ 3.415	May-20	$ 3.408
			Dec-20	$ 3.505	Jul-20	$ 3.460
			Mar-21	$ 3.613	Sep-20	$ 3.498
			May-21	$ 3.675	Dec-20	$ 3.575
					Mar-21	$ 3.685
Options of soybean meal	Hedge	$ 136,570	SOYBEAN MEAL		SOYBEAN MEAL		$ 1,571	$ 4,059	52% in 2020 and 48% in 2021
			In USD per ton		In USD per ton
			month	price	month	price
			Ago-20	$ 289.1	May-20	$ 321.5
			Sep-20	$ 291.4	Jul-20	$ 318.9
			Oct-20	$ 292.9	Aug-20	$ 314.0
			Dec-20	$ 295.9	Sep-20	$ 310.0
			Jan-21	$ 296.3	Oct-20	$ 308.0
			Mar-21	$ 295.3	Dec-20	$ 308.4
			May-21	$ 294.5	Jan-21	$ 305.4
			Jul-21	$ 296.5	Mar-21	$ 295.8

-The total financial instruments do not exceed 5% of total assets as of June 30, 2020.

-The notional value represents the net position as of June 30, 2020 at the exchange rate of Ps. 22.96 per one dollar.

-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Second Quarter 2020
Thousands of Mexican Pesos, as of June 30, 2020	PROBABLE SCENARIO

TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla and KO Fwd	$ 25,897	$22.39	$ 23.53	$ 24.11	Direct	-$ 1,230	$ 53,023	$ 76,457
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 2,944	$ 3.244	$ 3.586	$ 3.757	The effect will materialize as the inventory is consumed	-$ 17,965	$ 23,853	$ 44,761
Futures of Soybean Meal: (2)		$ 274.6	$ 303.6	$ 318.0
Options for Corn	$ 4,496	$ 3.244	$ 3.586	$ 3.757		-$ 2,055	$ 11,047	$ 17,598
Options of Soybean Meal	$ 1,571	$ 274.6	$ 303.6	$ 318.0		-$ 5,258	$ 8,399	$ 15,228

(1) The reference value is the exchange  rate of Ps. $22.96 per USD as of June 30, 2020.

(2) The reference values are; the future of corn for Sep 2020, $3.4150 USD/bushel and the future of soybean meal for Aug 2020, $289.10  USD/ton.

'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Second Quarter 2020
Thousands of Mexican Pesos, as of June 30, 2020	STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	$ 25,897	$11.48	$17.22	$28.70	$34.44	Direct	-$516,637	-$245,370	$163,432	$317,878

CONFERENCE CALL INFORMATION

The Company will host its second quarter 2020 earnings call, on Tuesday, July 28th, 2020. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UIVgpWaiclxYVu

Confirmation Number: 49812766

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 28,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
maria.jaquez@bachoco.net
andrea.guerrero@bachoco.net
T. +52(461)618 3555